Exhibit 99.8

Consent of Independent Registered Chartered Accountants

We consent to the use of our reports dated February 8, 2008 relating to the consolidated financial statements of ARC Energy Trust (which report expresses an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles) and the effectiveness of ARC Energy Trust’s internal control over financial reporting appearing in the Annual Report on Form 40-F of ARC Energy Trust for the year ended December 31, 2007.

(signed) “Deloitte & Touche LLP”
Independent Registered Chartered Accountants
Calgary, Alberta, Canada

February 8, 2008